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Becky Wang ▨▨▨▨▨▨▨▨▨▨▨					Wed, Jul 12, 2023 at 10:56 AM
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Dear Supporters, Friends, and Investors of Rabble,

We're excited to share the latest on Rabble. In our January update, we emphasized Rabble's mission to create next-generation tools to empower those forwarding change together toward a sustainable future. The problem, and opportunity, still holds true – emerging leaders, influencers (many of them creators) — care and are motivated, yet don't have the tools to organize the single greatest resource they have — themselves.

In pursuit of this mission, we launched a social marketplace that makes it easy for community seekers to connect and find community events, actions, and leaders in their local cities.

Interested in a demo? Reach out!

We launched in the market:
On Juneteenth, we put our thesis to the test and launched Rabble to an eager group of university, vocational, and community college students to invite them to celebrate Juneteenth by volunteering, donating, or simply joining Everybody Eats Philly, a grassroots non-profit organization tackling food insecurity, at a free BBQ at Malcolm X Park. Through our platform, we fed nearly 4000, 1200 registered through Rabble, 570 were Gen Z, 225 checked-in, and 186 showed up.

The market response was heartening. In less than 3 months, 45+ brands shared our message and 30+ brands showed their support, including 6 sports teams. 5 brands have shortlisted Everybody Eats Philly as a long-term initiative partner for their foundation efforts.

What we're most excited about is the level of conversations with community-focused brands like sports teams, banks, and media-recognized billion dollar businesses with strong ERGs (employee resource groups) and community ties about the necessity of a platform like ours to help companies scale and verify their social sustainability efforts.

Most importantly, we learned that the Philadelphia community organizer and leadership is vibrant, strong, and takes care of their own. It's been an honor to earn the trust of those who command the respect of communities.

Other Product Highlights
Refine our Product Roadmap to focus on the pain point of college and grassroots community organizers to incentivize engagement and reach of their actions and make it easy for seekers to participate.
We added more actions and events to the platform in 4 key cities.

Thanks
Everybody Eats Philly - for the tremendous trust and fun we had - Thank you Stephanie Willis, Kurt Evans, Malik Ali, Aziza Young.
Our advisors, Lizelle Holstein, Chrystina Russell, who stepped in to volunteer on the day of the event.
Ria Ghose, our jill of all trades, for tirelessly moving behind the scenes to manage incentives.

Current Focus
Closing out our Friends + Family Round.
Further market development in Philadelphia on the community seeker side — particularly the youth market and measure virality.

Goals
Nurture the Philly university, community college, and youth market.
Strategic Partner Development.
Exploring Foundation Partnerships.

Challenges
What was once CSR has since become ESG, which continues to be a controversial word for an enduring corporate practice. While we find that potential partners want to engage in a discussion, the politicized nature of the terminology gets in the way. We overcome this by focusing on community engagement. To have the right conversations at the CFO/CMO level, we continue to find different ways into marketing, corporate affairs, and innovation groups.

How can you help?
We're honored to have your continued support for Rabble as we take the next steps in the market. Please continue to spread the word about Rabble to mission-aligned family offices, angels, and funds to help us close our F + F and set-up for seed in November.

As we continue to build, we are also looking for strong leadership on the team, particularly in Design and Partnerships. For anyone you know looking for their next big adventure, please send them our way.

For those interested in a deeper dive, we'd love to demonstrate the platform, share what we've learned quantitatively and qualitatively, and hear your thoughts.

I'm attaching our video and website. If you want to chat more about Rabble or viewing the investor deck, please reach out via email.

Becky

Becky Wang

Founder CrossbeatNY & Co-Founder Rabble.io

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